Exhibit 2.8

CONTRACT FOR TRANSFER OF FUNDS RAISED IN REAIS ABROAD no.
230192809

Branch of Banco Santander (Brasil) S/A.	Current Account No.
2.263	130.003.017
FINANCED COMPANY	Brazilian National Register of Legal Entities of the Ministry of Finance(CNPJ)
Tim Celular S/A	04.206.050/0001-80
Street Address	City/Federation Unit
Av Giovanni Gronchi, 7143 – Vila Andrade	São Paulo - SP
BONDS
Not applicable
TRANSFER AMOUNT
BRL 184,813,000.00
MANNER OF DISBURSEMENT
In installments: ( ) Date:
Date of disbursement: August 31, 2009
FINANCIAL CHARGES
Parameter of updating, variation of Interbank Deposit Certificate (CDI); Percentage Indicated 120.00%.
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Fixes interest rate of 0.00 % per year, equivalent to 0.00 % per month, calculated in exponential form, taking into account a year of 360 calendar days. -
MANNERS Of PAYMENT
Principal : (X) In only one installment, on December 30, 2009.
In installments: ( ) Date Amount BRL
Charges : (X) In only one installment, on December 30, 2009.
In installments: ( ) Date Amount BRL

Santander Service: Superlinha 4004-3535 (capitals and metropolitan regions) and 0800-702-3535 (other locations) –
Customer Service (SAC) 0800-762-7777 – Office of the Ombudsman 0800-726-0322

RATES • Credit Opening Rate (TAC — Tarifa de Abertura de Crédito), payable as follows: BRL in the event of execution of this Contract. Not applicable.
AMOUNT OF TAX ON FINANCIAL OPERATIONS (IOF — IMPOSTO SOBRE OPERAÇÕES FINANCEIRAS) BRL 0.00
TERM AND MATURITY 121 days, counted as of the execution of this Contract, payable on December 30, 2009.

Whereas Banco Santander (Brasil) S/A, with principal place of business located in the city of São Paulo, State of São Paulo, at Rua Amador Bueno, 474 - Santo Amaro, registered with the Brazilian National Register of Legal Entities of the Ministry of Finance (CNPJ/MF) under no. 90.400.888/0001-42, hereinafter referred to as BANK, raised funds abroad, stated in Brazilian currency, for securing operations of transfer of funds to clients, according to the provisions set forth in Resolution no. 2770, issued on August 30, 2000 ("Resolution 2.770/00");

By means of this instrument, the BANK and the FINANCED COMPANY, named and qualified in the witnesseth above ("Witnesseth"), agree to enter into this Contract for Transfer of Funds Raised in Reais Abroad ("Contract"), which shall be governed by the following articles and conditions:

I - OBJECT

1. Hereby the BANK grants the FINANCED COMPANY a cash loan amounting to the value set forth in the Witnesseth, upon transfer of foreign funds raised with basis on Resolution no. 2.770 of the Brazilian National Monetary Council, by its exchange value in Brazilian currency ("Transfer").

1.1. The FINANCED COMPANY is responsible for all the information provided to the BANK, related to the Transfer contracted in this Contract.

H – EXECUTION AND DISBURSEMENT OF FUNDS

2. The disbursement of funds arising out of the Transfer shall be made on the date, under the conditions and amount indicated in the Witnesseth, in Brazilian currency.

3. The BANK shall make funds available to the FINANCED COMPANY, according to the conditions defined in the Witnesseth, into its current account on the BANK, whose data are set forth in the Witnesseth, or, in absence of this, to another current account held by the FINANCED COMPANY in some financial institution which may be specified by the latter.

Santander Service: Superlinha 4004-3535 (capitals and metropolitan regions) and 0800-702-3535 (other locations) –
Customer Service (SAC) 0800-762-7777 – Office of the Ombudsman 0800-726-0322

4. Whereas the current Brazilian Payment System ("SYSTEM") makes possible different manners of disbursement or payment of amounts corresponding to the Transfer by electronic systems. The BANK is hereby expressly exempted, including before third parties, from any and all liabilities arising out directly or indirectly of the following events, for instance: (i) interruptions in the telecommunication systems arising out of failures and/or interventions of any state entity, telecommunications utility or concessionaire of services provided by third parties ("Network"); and (ii) failures in the availability of the SYSTEM, in the respective access, or in the Network itself as a result of Acts of God or Force Majeure, which may also interfere with the disbursement or payment of the Transfer amounts made by means of the SYSTEM, even if the events listed above result in financial loss to the FINANCED COMPANY.

III - PAYMENTS AND CHARGES

5. All the financial charges payable by the FINANCED COMPANY shall be calculated since the date of disbursement of resources until the date of their respective maturities set forth in the Witnesseth, added with the payable financial charges also described in the Witnesseth, namely: (i) parameter of updating of the variation of the CDI.

5.1. The calculation of payable financial charges shall be made by means of application of the "parameter of updating of the daily variation of the CDI" defined in Witnesseth on the amount of the principal financed, given that this parameter shall be calculated according to the accumulated variation of the percentage underscored, based on the average rate of the Interbank Deposits, referred to as Extra Group Overnight Interbank Deposit Rate, expressed as a percentage, ascertained and disclosed daily by the CETIP – Clearing House for the Custody and Financial Settlement of Securities, hereinafter “CDI Rate”. CDI Rate shall be calculated in an exponential and cumulative manner proportionally to the time, over the business days elapsed:

5.1.1. In the event the CDI Rate has not been disclosed until the date the charges are payable, rendering impossible the final calculation of the amount by the rate referred to, a provisional calculation of the amount payable shall be made, using as substitute parameter the CDI Rate of the previous day. Thus, on the payment date, a provisional amount is ascertained.

5.1.2. On the date the definitive CDI Rates which were not disclosed until the effective payment date of the outstanding balance are disclosed, a new calculation shall be performed using the definitive rates. As any difference in connection with the provisional calculation is ascertained, the rate shall be levied with the spread of the CDI under the terms of the heading of this Article, which shall be valid since the date of the provisional payment (including such date), until the date of disclosure of the definitive CDI Rates (excluding such date). In this case, the payment of the difference ascertained, duly added with the spread of the CDI Rate, must be made by the FINANCED COMPANY or by the BANK, as the case may be, on said date of disclosure of the definitive rates.

5.1.3. In the event of extinction, suppression or inapplicability of the CDI Rate, the rate or index which may substitute it according to the applicable laws at the time shall be used, without any solution of continuity.

5.2. Fixed interest rates calculated exponentially may be levied on the amount of the financed principal, duly updated by the “parameter of updating of the daily variation of the CDI”, according to Article 5.1 above, as provided for in the Witnesseth. Such interest rates shall be calculated based on the 360 calendar days as of the date of disbursement of resources to the FINANCED COMPANY.

Santander Service: Superlinha 4004-3535 (capitals and metropolitan regions) and 0800-702-3535 (other locations) –
Customer Service (SAC) 0800-762-7777 – Office of the Ombudsman 0800-726-0322

6. All the values payable by the FINANCED COMPANY shall be paid upon debit from current account of the FINANCED COMPANY held at the BANK, whose data are available in the Witnesseth, upon settlement of the collection notices that the BANK sends to it, or upon use of other mechanisms and instruments of payment order available at the market, given that the settlement of the obligations arising out of this Contract shall be conditioned to the receipt of the full amount to be disbursed by the BANK. In the event of default, including the collection notices that the BANK sends to it, the late payment fees provided for in this Contract shall be levied as of the day following the day of maturity of the liability, including such day.

6.1. Except for the payments made upon collection notices, any payment made by the FINANCED COMPANY by check of its own issuance, credit instruments or any other instruments cleared by the Centralizer for Clearing of Checks and Other Documents, shall only be considered as effectively settled and/or received when reversed in resources immediately available and, due to this, charges due to the use of the credit in this period shall be levied.

7. If the FINANCED COMPANY decides for the debit from its current account at the BANK, whose data may be found in the Witnesseth:

(i) the FINANCED COMPANY must kjeep in said account enough resources immediately available for effecting the debit;

(ii) the FINANCED COMPANY irrevocably authorizes the BANK to debit from its current account, including from cash deposit, the amounts which were payable in connection with this Contract; and

(iii) The late payment fees described in this Contract shall be levied on the amount, or on the installment of the amount, to be debited when there are no available funds in the current account of the FINANCED COMPANY, as of the date of maturity of the liability payable by the FINANCED COMPANY.

8. The payment of the amounts payable by the FINANCED COMPANY shall be made the following way:

(i) in installments, on the dates set forth in the Witnesseth; or

(ii) in only one installment, on the date set forth in the Witnesseth.

9. The parties agree that, in the event any of the dates of maturity agreed in this CONTRACT is the same of a non-business day in the city of São Paulo, the maturity shall be anticipated for the previous business day.

10. If, until the date of the effective disbursement of resources, any legal or normative changes in such a way to directly or indirectly alter any of the conditions set forth herein, such change shall become part of this Contract, irrespective of any formal act, and the BANK shall be exempted from any liability arising out of such fact.

IV - FEES AND RATES

11. The rates set forth in the Witnesseth of this Contract are a sole and exclusive responsibility of the FINANCED COMPANY, which undertakes to pay them on the dates set out in the Witnesseth.

Santander Service: Superlinha 4004-3535 (capitals and metropolitan regions) and 0800-702-3535 (other locations) –
Customer Service (SAC) 0800-762-7777 – Office of the Ombudsman 0800-726-0322

V - BONDS

12. The posting of bonds shall be formalized by specific document(s) to be established by the BANK, which shall become integral and undetachable part of this Contract, according to descriptions in the Witnesseth.

13. In the event the FINANCED COMPANY is in default, the bonds effectively posted shall become immediately enforceable, irrespective of notice or communication, or of any other court or out-of-court formality.

14. The liabilities related to the bonds posted in this Contract, even after the termination; shall become valid and enforceable within the conditions originally set forth, until its effective payment.

VI – LATE PAYMENT FEE

15. The FINANCED COMPANY shall incur late payment fees by operation of law, irrespective of any kind of notice or notification whatsoever, under the terms of Article 397 of the Civil Code if it fails to comply with any liability arising out of this Contract, event in which it shall be automatically obliged to pay the amount payable, added cumulatively with the following items: (i) interest on late payment on the total amount overdue, per day of delay, calculated at the rate of twelve percent (12%) per year, capitalized annually; (ii) permanence commission per day of delay in the payment, calculated at the same rates practiced by the BANK in its active operations of revolving credit; and (iii) contractual penalty at two percent (2%) of the amount payable.

15.1. The additions described in items (i) and (ii) of the heading of this Article shall be calculated and levied since the maturity of the liability until the day of the effective payment to the BANK.

16.  If the BANK files suit against the FINANCED COMPANY to claim payment owed under this Contract, the FINANCED COMPANY shall be also obliged to pay the legal costs and counsel fees determined judicially.

VII – ACCELERATION OF PAYMENT

17. The BANK shall have the right to consider the debt of this Contract mature in advance, rendering immediately extinguished the liability of the BANK to make disbursement of any installment not yet disbursed, and to enforce the FINANCED COMPANY, irrespective of notice, to fully pay in only one installment the entire outstanding balance of this contract, including demanding the bonds posted in the events provided for in the law and, moreover:

(a)  If the FINANCED COMPANY incurs late payment fees related to any liability the latter may fulfill;

(b) If the FINANCED COMPANY breaches or fail to comply, wholly or in part, with any article or condition of this Contract;

(c) if the FINANCED COMPANY has securities under its responsibility or co-obligation protested or subject to distress or attachment with no explanation presented by the latter on this matter, as requested by the BANK, within the term appointed or, if an explanation has been produced, if such explanation is not deemed satisfactory by the BANK;

Santander Service: Superlinha 4004-3535 (capitals and metropolitan regions) and 0800-702-3535 (other locations) –
Customer Service (SAC) 0800-762-7777 – Office of the Ombudsman 0800-726-0322

(d) if the FINANCED COMPANY does not renew, in the event of lapse, loss or depreciation, the bonds posted within the term set forth by the BANK;

(e) if the direct or indirect corporate control of the FINANCED COMPANY is transferred to third parties without the previous and formal statement by the BANK  that it would keep the Contract in force after such transference;

(f) if rights and liabilities of the FINANCED COMPANY under this Contract are transferred to third parties, as provided for in this Contract and other documents arising out of this instrument, without previous and express consent by the BANK;

(g) if the FINANCED COMPANY becomes noncompliant with its liabilities and/or fail to settle, within the respective maturity, debit of its responsibility arising out of other contracts, loans or discounts executed with the BANK itself and/or any other companies part of the BANK Group, including abroad, and/or if there is termination of the respective documents on fault attributable to the FINANCED COMPANY; or

(h) if the FINANCED COMPANY and/or any companies part of the business group of the FINANCED COMPANY, including abroad, become(s) insolvent, had judicial or extrajudicial reorganization filed, or else if its bankruptcy is filed.

17.1. In any of the events referred to above, the BANK shall be entitled the right to demand the credits held against any on them of the FINANCED COMPANY.

VIII - TERM

18. This Contract is valid as of the date of its execution, and shall be in force over the term established in the Witnesseth.

18.1. The FINANCED COMPANY may only settle or amortize in advance the amounts payable upon definition of the conditions of settlement or amortization, given this definition must be previously agreed between the BANK and the FINANCED COMPANY.

IX - EXPENSES

19. The FINANCED COMPANY shall bear all the expenses related to the registration, amendment to the registration and other expenses arising out of the execution of this Contract before the competent public registrations and, moreover, all the court and out-of-court expenses that the BANK has to incur for charging its credit.

19.1. All the expenses shall be paid by the FINANCED COMPANY within thirty (30) days of its issuance, by the BANK, the respective debit notice, under the penalty of acceleration of penalty of the total of its debit.

20. In addition to this, the FINANCED COMPANY shall bear all the taxes currently or futurely in force, whether federal, state or city taxes, directly related to this Contract, given that the Tax on Credit Operations, Foreign Exchange and Insurance or related to Securities – IOF (Tax on Financial Operations) shall be calculated and charged according to the applicable laws.

Santander Service: Superlinha 4004-3535 (capitals and metropolitan regions) and 0800-702-3535 (other locations) –
Customer Service (SAC) 0800-762-7777 – Office of the Ombudsman 0800-726-0322

X - ANTICIPATED SETTLEMENT

21. In the event the FINANCED COMPANY requests the total or partial anticipated settlement of this debit, it must pay the amount equivalent to the amount of the principal to be amortized, plus interests payable until the contractual term, discounted of the percentage equivalent to the market rate provided for the remaining term in the event of settlement.

XI – FINAL PROVISIONS

22. The FINANCED PARTY hereby recognizes as means of evidencing the debit and credit arising out of this contract, bank statements, debit notices or notices of charge issued by the BANK. These bank statements, debit notices or notices of charge shall be sent to the FINANCED COMPANY, by means of postal service, fax or electronic means, at the discretion of the BANK and, when they are not challenged within the maximum term of fifteen (15) days, counted as of the date of its respective issuance, shall be considered accepted, net and certain, and shall be equivalent to the effective rendering of accounts, operated and executed between the BANK, the FINANCED COMPANY, for all the legal purposes, being expressly and fully established the certainty of the credit of the BANK.

23. In the event of bankruptcy, judicial or extrajudicial recovery, insolvency of the FINANCED COMPANY and, in the event of non-payment of any and all amount payable, the BANK may compensate the amount of the debt and its additions with any amount that the FINANCED COMPANY has deposited, levied or delivered to the BANK, at any title or with any amount that the FINANCED COMPANY is CREDITOR, as well as withhold, as bond for this Contract, in the event there is delay in payment by the FINANCED COMPANY, any sums, securities, amounts and other assets in possession of the BANK which belong to the FINANCED COMPANY, therein included custody assets.

24. The BANK may assign or transfer the rights arising out of this Contract to institutions authorized to receive them, as well as the may post this instrument as bond for refinancing operations or other types of operations legally permitted. The FINANCED COMPANY may assign or transfer the rights arising out of this Contract upon obtainment of previous and written authorization of the BANK. Such previous written approval shall not be without with any proper justification by the BANK.

25. The non-use by the BANK of any rights or faculties conferred under the law or by this Contract does not imply waiver of such rights, but mere tolerance or reserve by the BANK to enforce them at any other event or opportunity.

26. The FINANCED COMPANY is obliged to keep the BANK informed on any changes to the street address, telephone or other data related to its location. If there is not any updated information, all the mails sent to the BANK at the street address existing in its registries shall be, for all legal purposes, deemed received.

27. The FINANCED COMPANY and/or the GUARANTOR INTERVENING PARTIES authorize the BANK to consult and include the information related to the active and passive financial operations and operations related to bonds under its responsibility in the credit information and registration systems of the Central. Bank of Brazil.

28. The parties establish that the registration information provided by the FINANCED COMPANY is object of disclosure to the companies belonging to the same business group of the BANK.

Santander Service: Superlinha 4004-3535 (capitals and metropolitan regions) and 0800-702-3535 (other locations) –
Customer Service (SAC) 0800-762-7777 – Office of the Ombudsman 0800-726-0322

29. This Contract stands as the full and single formalization of the operation set forth herein and shall oblige the parties and their successors at any title.

XII – SOCIAL AND ENVIRONMENTAL POLICY

30. The FINANCED COMPANY states that the resources arising out of this Contract shall not be earmarked for any purposes and/or projects which post social damages and that does not strictly comply with the legal and regulatory standards which regulated the Brazilian National Environmental Policy.

XIII – JURISDICTION

31. The Parties hereby elect the Court of the Judicial District of São Paulo to settle any doubts arising out of this Agreement, waiving any other, irrespective of privilege. The BANK is, however, entitled the right to opt for the court of the domicile of the FINANCED COMPANY.

In witness whereof, the parties execute this Contract in two (2) counterparts, of equal tenor and content, for only one purpose, in the presence of the undersigned witnesses.

São Paulo, August 31, 2009.

Banco Santander (Brasil) S/A	Tim Celular S/A

Witnesses:

Name: ID : CPF( Brazilian National Register of Natural Persons):	Name: ID : CPF (Brazilian National Register of Natural Persons):

(There appear signatures)

Santander Service: Superlinha 4004-3535 (capitals and metropolitan regions) and 0800-702-3535 (other locations) –
Customer Service (SAC) 0800-762-7777 – Office of the Ombudsman 0800-726-0322

PRIVATE INSTRUMENT OF CONFESSION, AMORTIZATION AND NOVATION OF DEBT.
Branch 2.263	Current Account No. 130.003.017
BANK Banco Santander (Brasil) S/A	Brazilian National Register of Legal Entities of the Ministry of Finance (CNPJ/MF) or Brazilian National Register of Natural Persons of the Ministry of Finance (CPF/MF) 90.400.888/0001-42
Street Address Rua Amador Bueno, 474 – Santo Amaro	City/Federation Unit São Paulo - SP
CLIENT Tim Celular S/A	Brazilian National Register of Legal Entities of the Ministry of Finance (CNPJ/MF) or Brazilian National Register of Natural Persons of the Ministry of Finance (CPF/MF) 04.206.050/0001-80
Street Address Av. Giovanni Gronchi, 7143 – Vila Andrade	City/Federation Unit São Paulo - SP
GUARANTOR INTERVENING PARTY Not applicable	Brazilian National Register of Legal Entities of the Ministry of Finance (CNPJ/MF) or Brazilian National Register of Natural Persons of the Ministry of Finance (CPF/MF)
Street Address	City/Federation Unit
GUARANTOR INTERVENING PARTY Not applicable	Brazilian National Register of Legal Entities of the Ministry of Finance (CNPJ/MF) or Brazilian National Register of Natural Persons of the Ministry of Finance (CPF/MF)
Street Address	City/Federation Unit
BONDS Not applicable

Santander Service: Superlinha 4004-3535 (capitals and metropolitan regions) and 0800-702-3535 (other locations) –
Customer Service (SAC) 0800-762-7777 – Office of the Ombudsman 0800-726-0322

I. ORIGINAL DEBT
BRL 184,906,949.01
Merely for information purposes, the ORIGINAL DEBT is equivalent, on this date to JPY
9,236,572,706.43 (Nine billion, two hundred thirty-six million, five hundred seventy-two thousand, seven hundred six yens and forty-three cents)

Name of the Original Contract: Bank Credit Bill no. 231009098
PRINCIPAL: BRL 184,813,515.51	INTERESTS: BRL 93,433.50
Date of execution: March 5, 2008	Date of Maturity: August 31, 2009
II. NOVATION Contract Name: Contract for Transfer of Funds Raised in Reais Abroad no. 230192809
INSTALLMENT OF THE PRINCIPAL AMORTIZED BRL 515.51	AMORTIZED INTERESTS BRL 93,433.50
NOVATED PRINCIPAL BRL 184,813,000.00	NOVATED INTERESTS BRL 0.00
NEW BONDS Not applicable

Considering that the DEBTOR executed with the BANK the contract representative of the ORIGINAL DEBT characterized in the Witnesseth above;

Considering, also, that the DEBTOR intends to refinance its debt with the BANK, given that, therefore, the DEBTOR shall, whenever applicable and in accordance with the provisions in the Witnesseth, settle part of the amounts payable and renegotiate part of its debt arising out of the ORIGINAL DEBT;

Lastly, considering that the renegotiation of the debt intended by the DEBTOR shall be made under the conditions agreed below and is hereby subject to posting of the NEW BONDS described in Chart II of the Witnesseth, under the terms of Article 3 of this instrument;

Under mutual agreement, resolve to execute this instrument, which shall be governed by the following articles and conditions:

Santander Service: Superlinha 4004-3535 (capitals and metropolitan regions) and 0800-702-3535 (other locations) –
Customer Service (SAC) 0800-762-7777 – Office of the Ombudsman 0800-726-0322

CONFISSION

1. The DEBTOR confesses to be indebted to the BANK, on this date, in the amount referred to in Chart I of the Witnesseth, related to the liabilities to pay the principal and charges payable, arising out of the ORIGINAL DEBT, an amount to be fulfilled and settled under the exact terms and conditions set forth in this instrument.

1.1 The DEBTOR hereby voluntarily, expressly and irrevocably confirms the certainty and enforceability of its debt before the BANK, hereby accepted and confessed, given that the recognition of the ORIGINAL DEBT is made under the terms of Article 212, item I of the Civil Code and of the Article 348 of the Code of Civil Procedure. The DEBTOR states, moreover, that it has checked the calculations and recognizes the exactness of the amount hereby confessed.

1.1.1 Merely for information purposes, the ORIGINAL DEBT set forth in the Witnesseth of this instrument is equivalent, on this date, to JPY 9,236,572,706.43 (Nine billion,two hundred thirty-six million, five hundred seventy-two thousand, seven hundred six yens and forty-three cents)

1.2 For all the purposes, the total amount of the ORIGINAL DEBT is considered to be the one resulting from the sum of the amount of the PRINCIPAL and the amount payable as charges (INTERESTS), both defined in Chart I of the Witnesseth, calculated under the form provided for in the Contract representative of the ORIGINAL DEBT (“CHARGES”).

AMORTIZATION AND NOVATION

2. The parties agree in setting the amortization and the novation of the ORIGINAL DEBT above accepted and confessed the following way:

2.1 The DEBTOR pays to the BANK on this date the amount set forth in the Witnesseth, whenever applicable, as AMORTIZED PRINCIPAL and AMORTIZED INTERESTS.

2.2 The BANK shall refinance the amount set forth in Chart II of the Witnesseth, related to the part not settled of the PRINCIPAL and of the INTERESTS of the ORIGINAL DEBT, according to the conditions set forth in the Contract representative of the new debt that shall be mandatorily signed between the DEBTOR and the BANK on this date, jointly with this instrument, whose terms are integral parts hereto as Annex I (hereinafter simply referred to as "NEW DEBT").

3. The refinancing referred to above shall be conditioned to the execution of contract representative of the NEW DEBT and the posting by the DEBTOR of the bonds set forth in that instrument.

4. If the BANK incurs any expenses related to this instrument, the DEBTOR must make the reimbursement in favor of the BANK, within the term of twenty-four (24) hours, counted as of the receipt by the DEBTOR of communication requesting said reimbursement.

5. The Guarantor Intervening Party(ies) referred to and qualified in this instrument are hereby present  to expressly consent the agreements made hereunder, and state to be severally and jointly responsible before the DEBTOR, in an irrevocable fashion, for the full compliance with all the liabilities, pecuniary or not, undertaken in this instrument.

Santander Service: Superlinha 4004-3535 (capitals and metropolitan regions) and 0800-702-3535 (other locations) –
Customer Service (SAC) 0800-762-7777 – Office of the Ombudsman 0800-726-0322

GENERAL PROVISIONS

6. This Private Instrument of Confession, Amortization and Novation of Debt has the characteristics of extrajudicial executive title referred to in Article 585, II, of the Code of Civil Procedure.

7. The DEBTOR and the Guarantor Intervening Party(ies) may not transfer or assign to third parties, wholly or in part, the rights and liabilities arising out of this instrument without the previous written consent of the BANK.

8. The DEBTOR hereby authorizes and confers full powers to the BANK, which shall arrange all the necessary registrations for these purposes.

9. The DEBTOR and the Guarantor Intervening Party(ies) hereby state to have read and be fully aware of the terms and conditions of this instrument, and that, therefore, having nothing to raise against said terms and conditions.

10. This confession is binding upon the parties and its successors, at any title. The non-exercise by the BANK of any rights or faculties conferred to it by this instrument or by the Law, as well as any tolerance towards contractual violations committed by the other party, shall not imply waiver of any of the contractual or legal rights, novation or change to the articles of this instrument, and the BANK may, at its sole discretion, exercise them at any time.

11. If any term or provision of this instrument is considered by any competent court as null or void, the remainder of this Contract shall not be affected by such decision, and each term, agreement and condition which remains shall continue valid and shall be fulfilled under the terms allowed by the applicable laws.

12. The parties hereby elect the Court of the Judicial District of the Capital of the State of São Paulo as the only competent jurisdiction to settle any doubts arising out of this Contract, with express waiver of any other, irrespective of privilege.

In witness whereof, the parties execute this instrument in two (2) counterparts, of equal tenor and content, for only one purpose, in the presence of 2 witnesses.

São Paulo, August 31, 2009.                                                                                                                      (There appear signatures)

Banco Santander (Brasil) S/A	Tim Celular S/A

Guarantor Intervening Party(ies)

Not applicable	Not applicable

The party(ies) qualified below are hereby present as Consenting Intervening Party(ies) under the terms of Article 1.647 of the Civil Code.

Witnesses:

Name: ID: CPF(Brazilian National Register of Natural Persons):	Name: ID: CPF(Brazilian National Register of Natural Persons):

Santander Service: Superlinha 4004-3535 (capitals and metropolitan regions) and 0800-702-3535 (other locations) –
Customer Service (SAC) 0800-762-7777 – Office of the Ombudsman 0800-726-0322